

August 6, 2010

Joseph L. Boling
Chairman and Chief Executive Officer
Middleburg Financial Corporation
111 West Washington Street
Middleburg, Virginia 20117

> **Re: Middleburg Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 17, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **File No. 0-24159**

Dear Mr. Boling:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 6. Selected Financial Data, page 29

1. We note your presentation of tangible book value on page 29 and tangible equity to tangible assets on your website. These financial measures appear to be non-GAAP as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. In future filings, please clearly label these financial measures as non-GAAP, explain how you derive these tangible line items, and disclose why you believe these ratios are useful to investors.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Financial Condition

Non-Performing Assets, page 44

2. We note from the disclosure on page 45 that you had troubled debt restructurings (TDRs)
   totaling $2.1 million as of December 31, 2009. Please tell us and revise your future
   filings beginning with your next Form 10-Q to disclose the following:

   a. Your policy regarding how many payments the borrower needs to make on the
      restructured loans before you return the loan to accrual status;
   b. The amount of TDRs that are considered impaired, the amount charged-off during
      the period, and any valuation allowance at period end related to the TDRs; and
   c. To the extent you have several different types of programs offered to your
      customers (e.g., i.e. reduction in interest rates, payment extensions, forgiveness of
      principle, forbearance or other actions), include tabular disclosure of the amount
      of gross loans included in each of your loan modification programs, detailed by
      loan category and performing versus nonperforming status;
   d. Provide an enhanced narrative discussion addressing success with the different
      types of concessions offered; and
   e. Quantify the metrics used to evaluate success under the modification programs.
      For example, disclose the average re-default rates and balance reduction trends for
      each major program and discuss how you consider these success metrics in your
      determination of the allowance for loan losses.

3. In addition, we note that commercial real estate loans have increased from $229.17
   million at December 31, 2008 to $241.17 million at December 31, 2009. Further, we
   note that commercial real estate loans were $258.62 million at March 31, 2010. Please
   tell us and revise future filings to disclose whether you have performed any commercial
   real estate (CRE) or other type of loan workouts whereby an existing loan was
   restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that
   you have performed these types of workouts, please provide us with the following
   information and revise your future filings to disclose the following:

   a. Quantify the amount of loans that have been restructured using this type of
      workout strategy in each period presented.
   b. Discuss the benefits of this workout strategy, including the impact on interest
      income and credit classification.
   c. Discuss the general terms of the new loans and how the A note and B note differ;
      particularly whether the A note is underwritten in accordance with your
      customary underwriting standards and at current market rates.
   d. Clarify whether the B note is immediately charged-off upon restructuring.

     e.   Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your nonaccrual evaluation and how you consider the borrower's payment performance prior to the modification.

     f.   Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

4. We note that you include a ratio for the allowance for loan losses to total nonperforming assets just below your nonperforming loans table. We note that the denominator in this ratio includes foreclosed property, but not loans 90 days past due (which is one component of non-performing loans as defined in Industry Guide 3). Please tell us and revise future filings to disclose how management considers and evaluates this ratio on both a static and an ongoing basis. In addition, please confirm that your accounting policy for foreclosed property as noted in Note 1 does not include any allowance for loan loss amounts subsequent to the reclassification event which writes the loan down to fair value when moved into foreclosed property. Please also consider including other ratios which include all nonperforming loan categories as defined in Guide 3 or alternatively, other ratios which management uses on a regular basis to track and evaluate the level of certain nonperforming loans and the related allowance for loan losses.

5. As a related matter, you also disclose in the paragraph below the nonperforming loans table that the allowance for loan losses was 53% of total nonperforming loans at December 31, 2009, 69% and 107%, respectively, for the prior two years ended as well. Those particular ratios represent those determined in the above referenced table and are calculated as the allowance for loan losses as a percentage of total nonperforming assets. Please revise to correct or further clarify what this ratio is in future filings.

Item 10. Directors, Executive Officers and Corporate Governance, page 58

Director Compensation, page 13 of Definitive Proxy Statement filed on Schedule 14A

6. Please confirm that the total fees listed for each member of the board of directors consist only of multiples of the meeting fees listed in the introductory sentence in this section. Otherwise, please revise this disclosure in future filings to clarify any other fees the directors are paid.

Item 13. Certain Relationships and Related Transactions, page 59

Certain Relationships and Related Transactions, page 37 of Definitive Proxy Statement filed on Schedule 14A

7. We note the disclosure that the loans were made on substantially the same terms as those prevailing at the time for comparable transactions with others. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same

terms, including interest rates and collateral, as those prevailing at the time for <u>comparable loans with persons not related to</u> the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Part 1. Financial Information (Unaudited)

Consolidated Statements of Changes in Shareholders' Equity (Unaudited), page 5

8. We note from your rollforward of comprehensive income (loss) on page 5 that you began with net income attributable to Middleburg Financial Corporation. Please tell us and revise future filings, as necessary, how you determined this presentation was consistent with the guidance provided in ASC Topic 810-10-50-1A(a) and the example in ASC Topic 810-10-55-4L.

Consolidated Statement of Cash Flows (Unaudited), page 6

9. In addition, please tell us and revise future filings, as necessary, how you determined that the reconciliation of cash flows from operating activities should begin with net income attributable to Middleburg Financial Corporation given the guidance provided in ASC Topic 230-10-45-28.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 3. Securities, page 9

10. We note from your disclosure that you use a discounted cash flow analysis as your primary evidence when determining whether credit related other-than-temporary impairment exists. Please tell us and include in future filings the discount rates you use for your pooled trust preferred securities OTTI analysis and the determination of fair value. Specifically, disclose if you are using the current yield used to accrete your security in your OTTI analysis in accordance with ASC 325-40-35 and the market rate for your fair value measurement in accordance with ASC 820. Last, please tell us and disclose how you calculate the discount rate used for securities that have been impaired in prior periods.

11. We note your tabular disclosure on page 10 for your trust-preferred securities. Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC Topic 320-10-50-6 and Item 303 of Regulation S-K. In future filings please include excess subordination as a percentage of the remaining performing collateral in the table. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including

relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

12. In addition, we note from your tabular disclosures that you used the same defaults rate of 1.20% or 0.75%, and 15% recovery rate with either a one or two year lag for your impairment analysis. In addition, we note that your TRUPs have significantly different actual deferral rates, credit ratings, and fair values. Presumably, this is because each security has different and distinct credit characteristics represented by the individual banks in each pool and based on the specific tranche in which you have invested. Consistent with the guidance in paragraphs ASC 320-10-35-33F through 33I of the FASB Accounting Standards Codification (paragraphs 10 and 12 of FSP EITF 99-20-1 and 25 and 26 of FSP 115-2), we believe you must look at the specific collateral underlying each individual security to develop the credit deferral/default assumptions for your estimated cash flows, and that simply using the same credit default assumption based on the average long term performance of FDIC regulated banks, AM Best's study, and Standard & Poor's methodology for all of your securities is not a reasonable methodology consistent with the guidance. Therefore, please revise your trust preferred securities OTTI methodology to use the specific collateral underlying each security as the basis for your credit deferral/default assumptions. Please provide us with this revised analysis, including a materiality analysis of the impact of this change in methodology on prior periods and your conclusion regarding whether a restatement is required.

13. We note you recorded credit-related impairment of $0.15 million and $1.07 million during the quarter ended March 31, 2010 and fiscal year ended December 31, 2009. In future filings, please disclose a tabular rollforward of the amount related to credit losses recognized in earnings as required by ASC Topic 320-10-50-8B.

Note 10. Fair Value Measurements, page 16

14. We note your fair value measurement disclosures on page 16 and that your adoption of ASU 2010-06 did not have a material impact on your consolidated financial statements. However, we were unable to locate the required disclosures in your Form 10-Q for the period ended March 31, 2010 related to valuation technique(s) of your available-for-sale securities and other financial instruments and presentation of the securities by major category as required by ASC Topics 820-10-50-2, 820-10-50-2A, and 825-10-50-10. Please note that these disclosures are required in *both* interim and annual filings. As such, please include these disclosures in all future interim and annual filings similar to the disclosures provided in Note 16 in your Form 10-K.

15. We note your disclosure on page 18 that for your collateral-dependent impaired loans and other real estate owned the fair value is based on an income or market valuation approach based on an external appraisal. Please tell us and revise your future filings to disclose the following:

  a. How often you obtain updated appraisals for your collateral dependent loans, both performing and non-performing (non-accrual and/or impaired). If this policy varies by loan type please disclose that also.

  b. Describe any adjustments you make to the fair value calculated, including those made as a result of outdated appraisals.

  c. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

  d. How you determine, including the process, the fair value of the collateral if an appraisal is not available.

16. We note your disclosure that if the underlying collateral is being constructed or if the valuation is based on an appraisal over two years old then you consider the fair value measurement to be Level III. In addition, we note at March 31, 2010 and December 31, 2009 there were no impaired loans or other real estate owned measured at Level III. Please confirm to us and in future filings that there were no impaired loans or other real estate owned with underlying collateral in process of construction or valued based on an appraisal over two years old.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition
Deposits, page 28

17. We note your disclosure on page 29 that your securities sold under agreements to repurchase increased during the quarter by $7.1 million from $17.2 million at December 31, 2009 to $24.3 million at March 31, 2010. Please tell us, and revise future filings to disclose, whether you have accounted for any of these transactions as sales for accounting purposes in your financial statements and if so, the accounting guidance on which you relied for this treatment. For those repurchase agreements accounted for as sales, please quantify the amount of qualifying for sales accounting at each quarterly balance sheet date for each of the past three years as well as the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years.

Allowance for Loan Losses, page 34

18. We note the continued deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in impaired loans over recent periods. Please revise your disclosure in future filings to more clearly bridge the gap between the significant changes in your recent credit experience and evidence of changes in your overall credit environment with the decrease in your allowance for loan losses from December 31, 2008 to March 31, 2010. For example, discuss in general the relationship between your non-performing and impaired loans and the allowance for loan losses, discuss in detail how you measure impairment on your impaired loans and link this information to the increase in your specific reserve and decrease in your general reserve.

19. We note that your non-performing assets plus loans past due 90 days or more still accruing have increased from $15.61 million at December 31, 2008 to $18.13 million and $18.97 million at December 31, 2009 and March 31, 2010. Given the significant increase in your non-performing assets plus loans past due 90 days or more and the current credit environment, please revise future interim and annual filings to separately present and quantify the following Industry Guide 3 disclosures <u>by loan classification</u> similar to the classifications presented in the loan portfolio disclosure on page 43 of your 2009 Form 10-K:

- Loan portfolio by type under Item III.A.;
- Risk elements under Item III.C.;
- Allowance for loan losses rollforward under Item IV.A.; and
- Allocation of the allowance for loan losses under Item IV.B.

20. We note the continued deterioration in your asset quality specifically the fluctuations in non-performing loans from $6.9 million at December 31, 2008 to $10.7 million at December 31, 2009 and $9.6 million at March 31, 2010. Given the fluctuation in your nonperforming loans balance, please tell us and revise your future filings to address the following:

- Discuss whether the increase in nonperforming loans relates to a few large credit relationships or several small credit relationships or both;
- If a few large credit relationships make up the majority of your nonperforming loans, discuss those relationships in detail, including:
    - the type of loan (commercial, commercial real estate, construction, etc.);
    - when the loan was originated;
    - the allowance for loan losses associated with the loan, as applicable;
    - when the loan became non-accrual;
    - the underlying collateral supporting the loan;
    - the last appraisal obtained for the loan, as applicable; and
    - any other pertinent information deemed necessary to understand your review of the loan and related accounting for the loan.
- Consider disclosing delinquency information on your portfolio and how the specific change in delinquencies impacts your calculation of the allowance for loan losses.
- Disclose any remediation efforts you have taken, or plan to take, to collect on these loans

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417, or John Nolan Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief